Exhibit 4.11

Tully’s Coffee Corporation

Attention: Kristopher S. Galvin

3100 Airport Way South

Seattle, WA 98134

Dear Sirs:

We understand that you are undertaking an offering of common stock and investment units to certain shareholders and former shareholders who were entitled to preemptive rights to purchase securities offered by Tully’s during 1994 to 1999, which also provides these persons an under-subscription privilege to purchase any shares included in this offering that are not purchased by other offerees (the “Rights Offering”). If the Rights Offering is completed by Tully’s, we understand that Tully’s will sell common stock to such persons at the historical prices of such offerings, between $0.333 per share and $2.25 per share, and will sell investment units (each consisting of four shares of Series A convertible preferred stock and warrants to purchase two shares of common stock for $0.33 each) at the historical price of $10.00 per investment unit.

Section 6 of the Convertible Promissory Note dated as of December 14, 2000, made by Tully’s in favor of KWM Investments, LLC (the “Note”) provides that the exercise price for the optional conversion of the Note (referred to in the Note as the “Conversion Option”) is the lesser of $2.50 per share or the price per share of the most recent offering price, public or private, of Tully’s common stock, excluding common stock issued for compensatory purposes. For purposes of determining the exercise price for the Conversion Option, KWM Investments, LLC hereby agrees that sales of common stock and investment units in the Rights Offering shall be excluded from consideration in the determination of the exercise price that is applicable to the exercise of the Conversion Option, i.e., the calculation of the lesser of $2.50 per share or the price per share of the most recent offering price, public or private, of Tully’s common stock. This waiver applies only to the sale of shares of common stock and investment units in the Rights Offering that are completed prior to December 31, 2004.

KWM INVESTMENTS, LLC

2365 Carillon Point

Kirkland, WA 98033

By:
Name:
Title:

Date: July 20, 2004